King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 8, 2023

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: Mitchell Austin and Michael Purcell

Re:	U.S. Xpress Enterprises, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 20, 2023 File No. 001-38528

Dear Mr. Austin and Mr. Purcell:

On behalf of our client, U.S. Xpress Enterprises, Inc., a Nevada corporation (the “Company”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2023, with regard to the Preliminary Proxy Statement on Schedule 14A (File No. 001-38528) filed by the Company on April 20, 2023 (the “Proxy Statement”) in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated March 20, 2023, by and among the Company, Knight-Swift Transportation Holdings, Inc., a Delaware corporation (“Parent”), and Liberty Merger Sub Inc., a Nevada corporation and an indirect wholly owned subsidiary of Parent.

By way of background, in connection with the execution of the Merger Agreement, William E. Fuller (the “Chief Executive Officer”), Max L. Fuller (the “Executive Chairman”) and certain of their related entities (collectively, the “Rollover Stockholders”) entered into a Rollover Agreement (the “Rollover Agreement”), dated March 20, 2023, with Parent and Liberty Holdings Topco LLC (“Holdings”), a subsidiary of Parent that will hold the business of the Company after the closing of the Merger Agreement (the “Closing”). Under the Rollover Agreement, (i) each of the Chief Executive Officer and the Executive Chairman resigned from all of their positions as directors, officers and employees of the Company and its subsidiaries, as applicable, effective immediately prior to the Closing1 and (ii) the Rollover Stockholders agreed to contribute to Holdings a total of 5,266,862 shares of common stock of the Company, in exchange for non-voting LLC interests in Holdings that will represent less than 10% of the total number of LLC interests in Holdings expected to be outstanding after the Closing. The amended and restated limited liability company agreement of Holdings (the “Holdings LLC Agreement”) reflecting the terms of the LLC interests will be executed and become effective at the Closing.2 After the Closing, none of the Chief Executive Officer, the Executive Chairman or any of the other Rollover Stockholders will serve as a director, officer, employee or consultant of Parent, Holdings, the Company or any of their subsidiaries nor will any of them be entitled to designate or select any member of the board, officer, employee or consultant of Parent, Holdings, the Company or any of their subsidiaries. Under the terms of the Holdings LLC Agreement, the Rollover Stockholders will have only limited information and approval rights with respect to Holdings and its subsidiaries.

1 See Section 9 of the Rollover Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Company with the Commision on March 21, 2023 (the “Company 8-K”) (https://www.sec.gov/Archives/edgar/data/923571/000110465923034743/0001104659-23-034743-index.htm).

2 A copy of the form of the Holdings LLC Agreement is filed as Exhibit 99.3 to the Current Report on Form 8-K filed by Parent with the Commision on March 21, 2023 (https://www.sec.gov/Archives/edgar/data/1492691/000100888623000024/0001008886-23-000024-index.htm).

Securities and Exchange Commission

May 8, 2023

In addition, in connection with the execution of the Merger Agreement, the Rollover Stockholders entered into an irrevocable proxy and agreement (the “Support Agreement”), dated as of March 20, 2023, with the Company and the members of the special committee of the Board of Directors of the Company under which members of the special committee were granted a proxy to vote the shares of the Rollover Stockholders in favor of the Merger Agreement and related matters. Under the Merger Agreement, the Company has agreed with Parent that the members of the special committee will exercise the proxy to vote the shares of the Rollover Stockholders in this manner. By its terms, the Support Agreement will terminate upon the termination of the Merger Agreement, including upon a termination of the Merger Agreement by the Company to enter into a transaction representing a “superior proposal.”

Finally, none of the Company, the Chief Executive Officer, the Executive Chairman or any of the other Rollover Stockholders has had any prior affiliation with Parent or any of its subsidiaries nor will the Chief Executive Officer, the Executive Chairman or any of the other Rollover Stockholders be affiliates of Parent, Holdings or any of their subsidiaries after the Closing. Specifically, none of the Company, the Chief Executive Officer, the Executive Chairman or any of the other Rollover Stockholders is a stockholder of Parent nor has any of them served as, or had the right to serve as or designate or select, a director, officer, employee or consultant of Parent or any of its subsidiaries, including Holdings. Moreover, aside from Parent’s ownership of 351,239 shares of Class A common stock of Company (representing less than 0.5% of the voting power of the Company), none of Parent or any of its subsidiaries is a stockholder of the Company nor has any of them had the right to designate or select any director, officer, employee or consultant of the Company or any of its Subsidiaries.

Comment: We note that your Chief Executive Officer and Executive Chairman have each entered into voting and support agreements and rollover and LLC agreements. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Securities and Exchange Commission

May 8, 2023

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to entry into the Merger Agreement, counsel to the Company, Parent and the Rollover Stockholders considered the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the transactions contemplated by the Merger Agreement, the Rollover Agreement, the Holdings LLC Agreement and the Support Agreement. After careful consideration of the applicability of Rule 13e-3, taking into account the factors set forth in Sections 201.01 and 201.05 of the Staff’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”), including the Rollover Stockholders’ LLC interests in Holdings after Closing, counsel to the Company, Parent and the Rollover Stockholders concluded that none of Parent, Holdings or any of their subsidiaries constitute affiliates of the Company, the Chief Executive Officer, the Executive Chairman or any of the Rollover Stockholders and none of the Chief Executive Officer, the Executive Chairman or any of the other Rollover Stockholders is “engaged in” the merger contemplated by the Merger Agreement and, as such, the proposed merger does not constitute a “Rule 13e-3 transaction” subject to Rule 13e-3 or require the filing of a Schedule 13E-3. The Company’s analysis with respect to the Staff’s comment is more fully described below.

Analysis of Applicability of Rule 13e-3

Under Rule 13e-3(c), it is unlawful for an issuer, or an affiliate of an issuer, to “engage in” a Rule 13e–3 transaction unless such issuer or affiliate complies with the filing and other requirements of Rule 13e-3. A “Rule 13e-3 transaction” is defined to include (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy … [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed.

Section 201.01 of the CD&I provides that in circumstances where an acquirer is not affiliated with the target but following the acquisition the target’s management team will remain intact, the parties engaged in the transaction may be required to file a Schedule 13E-3. Section 201.05 of the C&DI provides that members of senior management of an issuer subject to a going private transaction are affiliates of the issuer and “might be deemed to be engaged in the transaction” and required to file a Schedule 13E-3 (even in a circumstance like the proposed merger in which the issuer’s Board of Directors appointed a special committee to negotiate the terms of the transaction) where “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, but contract or otherwise.’).” Section 201.05 of the CD&I further provides that “[i]n the situation described above, where management of the issuer-seller that will be going private is essentially “on both sides” of the transaction, the acquiring person or “purchaser” also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”

Securities and Exchange Commission

May 8, 2023

Although the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholders are likely to be affiliates of the Company, as more fully described below, in light of the fact that the Chief Executive Officer, the Executive Chairman and the Company’s Chief Financial Officer and Treasurer, the three members of senior management of the Company, will have no management or board roles with the Company, Parent or any of their subsidiaries after Closing and the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholder will receive only non-voting LLC interests representing less than 10% of the total number of LLC interests in Holdings expected to be outstanding after the Closing (and no equity in Parent) and only limited information and approval rights associated with their LLC interests, we do not believe that the Chief Executive Officer, the Executive Chairman, the Company’s other member of senior management or the other Rollover Stockholders will be in a position to “control” (within the meaning of Exchange Act Rule 12b-2) Parent, Holdings or the Company following the Closing. As a result of the foregoing, neither Parent nor Holdings (the acquirors) should be deemed to be an affiliate of the Company, the Chief Executive Officer, the Executive Chairman or the other Rollover Stockholders and, as such, none of Parent, Holdings, the Chief Executive Officer, the Executive Chairman or the other Rollover Stockholders are “engaged in” a Rule 13e-3 transaction requiring the filing of a Schedule 13E-3.

Management Role Post-Closing

Management of the Company will not “remain intact” following the completion of the merger. In fact, the three most senior members of the Company’s management will depart in connection with the merger. First, as noted above, under the Rollover Agreement, the Chief Executive Officer and the Executive Chairman, who are directors and the two most senior executive officers of the Company, resigned from all of their positions as directors, officers and employees of the Company and its subsidiaries, effective immediately prior to the Closing. Furthermore, after the Closing, neither will serve as a director, officer, employee or consultant of Parent, Holdings, the Company or any of their subsidiaries nor will any of them be entitled to serve as, or designate or select, a member of the board, officer, employee or consultant of Parent, Holdings, the Company or any of their subsidiaries after the Closing. Moreover, it is expected that Eric Peterson, the Company’s Chief Financial Officer and Treasurer and the Company’s only other named executive officer, will depart as an officer and employee of the Company as of or shortly after the Closing. Aside from a possible short-term consulting arrangement with the Company after the Closing, Mr. Peterson is not expected to have any post-Closing role with Parent, Holdings, the Company or any of their subsidiaries. Finally, as indicated in the joint press release of Parent and the Company, dated March 21, 2023, following the Closing, two current executives of Parent’s Swift division will serve as Chief Executive Officer and Chief Financial Officer of the Company.3 Because the existing senior management team of the Company will be replaced in connection with the merger (and not “remain intact” after Closing), the proposed merger is not the type of transaction referenced in Section 201.01 of the CD&I.

3 See Exhibit 99.1 to the Company 8-K.

Securities and Exchange Commission

May 8, 2023

Control Post-Closing

Although the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholders will be receiving LLC interests in Holdings, the subsidiary of Parent that will hold the Company’s business following the Closing, they will not be in a position to “control” Parent, Holdings or the Company after Closing.

As noted above, the LLC interests in Holdings that will be received by the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholders will be non-voting interests representing, in the aggregate, a less than 10% interest in Holdings and will not entitle their holders to serve as, or designate or select or vote on, any member of the board, officer, employee or consultant of Parent, Holdings, the Company or any of their subsidiaries after the Closing.

Moreover, the LLC interests that will be received by the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholders are highly-structured, of a limited-duration and have a capped upside. First, Parent will have an option to call a significant portion of the LLC interest at an agreed price, for any reason, within 15 months of the Closing. Moreover, as more fully described on pages 76-78 of the Proxy Statement, by their terms, none of the LLC interest will remain outstanding for more than five years after the Closing. Upon the fifth anniversary of the Closing, or earlier if the Rollover Stockholders elect under certain circumstances, the LLC interests will be purchased by Parent at prices determined based on the annual operating income and annual net income of the Company’s business following the Closing. These purchase prices are subject to an agreed cap. The LLC interests are more akin to earn-out rights than equity securities.

Finally, under the terms of the Holdings LLC Agreement, as more fully described on pages 76-78 of the Proxy Statement, the Rollover Stockholders will have only limited approval rights with respect to Holdings and only limited information rights.

Based on the foregoing, the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholders will have no ability to “control” Parent, Holdings or the Company after Closing.

Securities and Exchange Commission

May 8, 2023

Support Agreement

In connection with the execution of the Merger Agreement, and as a condition to Parent’s willingness to enter into the Merger Agreement, the Rollover Stockholders executed the Support Agreement, pursuant to which they granted the members of the special committee of the Board of Directors of the Company a proxy to vote the shares of the Rollover Stockholders in favor of the Merger Agreement and related matters. Under the Merger Agreement, the Company has agreed with Parent that the members of the special committee will exercise the proxy to vote the shares of the Rollover Stockholders in this manner. By its terms, the Support Agreement will terminate upon the termination of the Merger Agreement, including upon a termination of the Merger Agreement by the Company to enter into a transaction representing a “superior proposal.” The Support Agreement is similar to a customary voting agreement often requested by acquirors from stockholders of parties to mergers and acquisitions transactions.

Conclusion

As detailed above, in light of the fact that the Chief Executive Officer, the Executive Chairman and the Company’s Chief Financial Officer and Treasurer, the three members of senior management of the Company, will have no management or board roles with the Company, Parent or any of their subsidiaries after Closing and the Chief Executive Officer, the Executive Chairman and the other Rollover Stockholder will receive only a less than 10% non-voting LLC interest in Holdings (and no equity in Parent) and only limited information and approval rights associated with their LLC interests, the proposed merger does not constitute a Rule 13e-3 transaction requiring the filing of a Schedule 13E-3.

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Securities and Exchange Commission

May 8, 2023

If we can be of any assistance in explaining these responses, please contact me (telephone: (404) 572-2738; email: ebelenky@kslaw.com) or Keith Townsend (404) 572-3517; email: ktownsend@kslaw.com).

Very truly yours,

/s/ Erik Belenky

Erik Belenky

cc:	William E. Fuller
(U.S. Xpress Enterprises, Inc.)

Nathan Harwell
(U.S. Xpress Enterprises, Inc.)

Keith Townsend
(King & Spalding LLP)

Gian Brown
(Holland & Hart LLP)